UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly Held Company
Corporate Taxpayer ID. (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

MINUTES OF THE 244TH MEETING OF THE BOARD OF DIRECTORS

 HELD ON MAY 26, 2014

1. DATE, TIME AND PLACE: On May 26, 2014, at 2:00 p.m., the meeting was held via conference call, pursuant to paragraph 1, article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510º, 14o andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 3, article 17 of the Company’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. AGENDA: To deliberate on the election of a member to the Company’s Board of Executive Officers.

6. RESOLUTION TAKEN:After examining the item on the Agenda, the Board unanimously approved, pursuant to item “a”, article 17 of the Bylaws, the electionof Mr. Luiz Eduardo Fróes do Amaral Osorio, Brazilian, divorced, bearer of identification document (OAB/RJ) no. 100214, and inscribed in the individual taxpayers register (CPF/MF) under no. 026.000.007-80, with business address in the city of Campinas, state of São Paulo, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº 1755, CEP: 13088-140, to the position of Chief Institutional Relations Officer, in the place of Mr. Ricardo Cleber Zangirolami, who resigned on December 31, 2013.

The Executive Officer hereby elected (a)will serve the remainder of the two (2) year term of office of the Board of Executive Officers, which was elected on April 24, 2013; (b) declares that he does not have any legal impediment preventing him from performing his duties, and (c)shall be invested in his position after signing the Instrument of Investiture drawn up in the Book of Minutes of the Board of Executive Officers, the Instrument of Consent referred to in the Listing Rules of the Novo Mercado segment of BM&FBOVESPA, by which he undertakes to comply with the rules therein, and the Instrument of Consent to the provisions of the Shareholders’ Agreement filed at the headquarters of the Company.

The Board places on record the composition of the Board of Executive Officers, with term of office until the first Board meeting to be held after the Annual Shareholders' Meeting in fiscal year 2015: CHIEF EXECUTIVE OFFICER - Wilson Ferreira Jr.; CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER – Gustavo Estrella; CHIEF OPERATIONS OFFICER – Hélio Viana Pereira; CHIEF ADMINISTRATIVE OFFICER – José Marcos Chaves de Melo; CHIEF BUSINESS DEVELOPMENT OFFICER – Carlos da Costa Parcias Jr.; and CHIEF INSTITUTIONAL RELATIONS OFFICER – Luiz Eduardo Fróes do Amaral Osorio.

7. CLOSURE:There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors present and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.